Capitalisation and Indebtedness	Exhibit 99.4

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2016. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th Jun 2016

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each	191,000

Preference shares - issued and fully paid shares of €100 each	32

Group shareholders’ equity	£ million

Called up share capital	2,374

Share premium account	12,092

Other reserves	3,579

Other equity instruments	5,350

Other shareholders’ funds	485

Retained earnings	42,743

Shareholders’ equity excluding non-controlling interests	66,623

Non-controlling interests	2,976

Total shareholders’ equity	69,599

Group indebtedness(1)

Subordinated liabilities	23,134

Debt securities in issue	66,172

Total indebtedness	89,306

Total capitalisation and indebtedness	158,905

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	17,030

Performance guarantees, acceptances and endorsements	4,741

Total contingent liabilities	21,771

Documentary credits and other short-term trade related transactions	1,161

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	296,990

1.	“Group indebtedness” includes interest accrued as at 30 June 2016 in accordance with International Financial Reporting Standards.

Barclays Bank PLC – 2016 Interim Results	1